SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 16, 2010

Press Release

For Immediate Release

SMART and OTI Expand MediSmart™ Program in Kenya
Providing Secured, Simpler and Faster Access to Healthcare Services

- New Order for Additional 100,000 Cards to Expand User Groups

Iselin, NJ – March 16, 2010 -- On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that Smart Applications International Ltd. (SMART), a Kenyan company committed to delivering technology driven secure healthcare solutions, has placed an order for an additional 100,000 MediSmart cards  which are to be issued by multiple medical scheme managers. In accordance with OTI's recurring revenue strategy, revenues from this product are obtained from both products and licensing fees per issued card. OTI’s wholly owned subsidiary, OTI Africa, is responsible for the development and support of the MediSmart product.

Of  the 200,000 cards supplied to date, approximately 150 000 are in issue and SMART has established a network of more than 1000 points of service at hospitals, pharmacies and general practitioner sites across Kenya, with planned expansion to an additional 500 points of service, enabling patient authentication, verification of benefits and claims processing in a seamless electronic process. Among MediSmart users in Kenya are leading brands such as Equity Bank, Barclays Bank, Standard Chartered Bank, Unilever, Tetrapak, the Serena Group of Hotels, Nestle, the National Social Security Fund (NSSF), the Teachers Service Commission (TSC), AON Insurance Brokers, UAP Insurance Company and more.

Oded Bashan, Chairman and CEO of OTI said, “MediSmart is providing the different stakeholders in the medical industry with a safer, more accurate and cost effective way to provide medical services while interfacing with existing systems in place. The MediSmart business model is yet another example where OTI is focusing on high margin projects with recurring revenues. These projects have a longer initiation process but provide solid long term revenues for OTI.”

MediSmart, developed by a team of healthcare industry experts at OTI with system process design support by SMART, provides complete medical history, biometric identification and co-payment options. As it is estimated that 35% of claims in the health care sector in Kenya are fraudulent, MediSmart serves to address fraud and in so doing ensures that the valuable resources required for healthcare are in fact directed to the provision of such care. Moreover, MediSmart enables the introduction and effective management of joint state and private sector funding and service delivery models.

With OTI’s MediSmart, SMART is able to provide a complete healthcare solution including cards, readers and related software that are seamlessly integrated with hospital management systems; up to 75% of patients in Kenya receive their primary healthcare services at public hospitals. The OTI MediSmart solution offers secure and fast front-end patient authentication and benefit verification at the service provider level. It allows for electronic clinical data capture and electronic claim and/or report generation, taking into consideration benefit rules in respect to services provided and benefit utilization. At the same time the information is recorded on each patient's personal MediSmart card (or mobile data repository), relevant data is transferred to the corporate and insurer levels.  With MediSmart, statements and invoices are generated faster, administration time and cost are reduced and, since claims are authenticated electronically, it further guarantees payment and reduces payment cycles at the provider levels.

The OTI MediSmart solution offers the following benefits:

•	Authentic member identification – biometrically
•	No over expenditure – members use only the benefit balance on their cards
•	Faster member scheme rules verification
•	Remote communication with card for benefits renewal or update
•	Remote member cancellation
•	An improvement in clinical decision making by facilitating the communication of client-option/plan specific guidelines, protocols, rules and warnings amongst all role players in the health care sector
•	Reduction of human error, medical risk, service errors or Rx
•	Easy and rapid access to essential patient medical information in case of emergencies

In addition, the solution helps eliminate:
m	Payments for fraudulent services not rendered
m	Over expenditure in line with benefit balances
m	Over servicing such as procedures that are carried out when they are not necessary
m	Over prescribing, such as seen in excessive pharmacy prescriptions
m	Ethical drug substitution and over pricing with generics bought in bulk
m	Non-compliance with Price guidelines.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About Smart Applications International Limited (SMART)
SMART is a privately owned limited liability company incorporated in Kenya. The majority ownership is by Kenyan investors.  We have licensed the MediSmart solution from our partners and technology developers; OTI Africa based in Cape Town, South Africa and we are very privileged to be the pioneers and drivers of this new world-class technology in Kenya and the regional market at large. The company's strategic intent is to make a Smart Card the card of choice in the entire Healthcare industry.

For more information on SMART, visit www.smart.co.ke

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as the statements related to the potential market for OTI’s MediSmart solution or the planned expansion of the MediSmart Program in Kenya, the expected revenues to be generated from MediSmart projects, OTI's strategy to focus on high margin projects with recurring revenues, and the superiority of and the benefits offered by the MediSmart solution.  Forward-looking statements could be impacted by failure  of market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission.  Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com